Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-197518

Relating to Preliminary Prospectus Supplement

Dated August 13, 2014

(To Prospectus dated July 30, 2014)

PRICING TERM SHEET

Global Ship Lease, Inc.

1,400,000 Depositary Shares

Each Representing 1/100th of One Share of

8.75% Series B Cumulative Redeemable Perpetual Preferred Shares

(Liquidation Preference $25.00 per Depositary Share)

August 13, 2014

Issuer:	Global Ship Lease, Inc. (the “Issuer”)

Securities Offered:	1,400,000 Depositary Shares (“Depositary Shares”), each representing 1/100th of one share of 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (“Series B Preferred Shares”), par value $0.01 per share, or 1,610,000 Depositary Shares if the underwriters exercise their overallotment option to purchase additional Depositary Shares in full.

Option to Purchase Additional Shares:	The underwriters have been granted a 30-day option to purchase up to an additional 210,000 Depositary Shares.

Price per Depositary Share:	$25.00 per Depositary Share; $35,000,000 total.

Underwriting Discounts:	$0.7875 per Depositary Share; $1,102,500 total.

Net Proceeds to Issuer, before expenses:	$33,897,500 (or $38,982,125 if the underwriters exercise their option to purchase additional Depositary Shares in full).

Liquidation Preference:	$2,500.00 per Series B Preferred Share (equivalent to $25.00 per Depositary Share); ($35,000,000 aggregate liquidation preference or $40,250,000 aggregate liquidation preference if the underwriters exercise their option to purchase additional Depositary Shares in full).

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after August 20, 2019).

Ratings:	Neither the Depositary Shares nor the Series B Preferred Shares will be rated by any nationally recognized statistical rating organization.

Trade Date:	August 13, 2014.

Settlement Date:	August 20, 2014 (T+5).

Conversion; Exchange and Preemptive Rights:	Will not have any conversion or exchange rights or be subject to preemptive rights.

Dividend Payment Dates:	Quarterly on January 1, April 1, August 1 and October 1, commencing October 1, 2014 (each, a “Dividend Payment Date”).

Dividends:	Will accrue and be cumulative from the date the Series B Preferred Shares are originally issued and will be payable on each Dividend Payment Date, when, as and if declared by Issuer’s board of directors or any authorized committee thereof.

Dividend Rate:	8.75% per annum of the $2,500.00 per share liquidation preference of Series B Preferred Shares (equivalent to $25.00 per Depositary Share).

Optional Redemption:	At any time on or after August 20, 2019 or within 180 days after the occurrence of a fundamental change, the Issuer may redeem the Series B Preferred Shares (and cause the redemption of the Depositary Shares) at a redemption price of $2,500.00 per share of Series B Preferred Shares (equivalent to $25.00 per Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared.

Day Count:	30/360

CUSIP / ISIN:	Y27183 121 / MHY271831213

Sole Bookrunner:	Morgan Stanley & Co. LLC

Co-Managers:	Ladenburg Thalmann & Co. Inc. National Securities Corporation

Listing:	The Issuer has applied to have the Depositary Shares listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSLPrB.” If the application is approved, trading in the Depositary Shares on the NYSE is expected to begin within 30 days after the original issuance date of the Depositary Shares. The Series B Preferred Shares represented by the Depositary Shares will not be listed and the Issuer does not expect that there will be any other trading market for the Series B Preferred Shares except as represented by the Depositary Shares.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Depositary Shares and is not soliciting an offer to buy the Depositary Shares in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.